SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 22, 2003

THE PROGRESSIVE CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	1-9518	34-0963169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio 44143
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 5. <u>Other Events and Regulation FD Disclosure.</u>

On August 22, 2003, the Board of Directors of The Progressive Corporation (the "Company") elected Bradley T. Sheares, Ph.D., to fill the vacancy on the Company's Board. A copy of the News Release announcing Dr. Sheares' election to the Board, as well as the declaration of the Company's third quarter 2003 Common Share dividends, is attached hereto as Exhibit 99.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2003


THE PROGRESSIVE CORPORATION

By: /s/ W. Thomas Forrester
Name: W. Thomas Forrester
Title: Vice President and Chief
      Financial Officer


EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99	News Release dated August 22, 2003, announcing the election of Bradley T. Sheares, Ph.D., to the Board of Directors of The Progressive Corporation, as well as the declaration of third quarter 2003 dividends